UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 27, 2015, Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C. (collectively, the “Borrowers”), Navigator Holdings Ltd. (the “Company”) and Navigator Gas L.L.C. (together with the Company, the “Guarantors”) entered into a secured facility agreement (the “Facility Agreement”) pursuant to which a group of lenders made available to the Borrowers a seven year term loan facility of $278,125,000 to finance or refinance the purchase of nine vessels (the “Vessels”) constructed, or under construction, by Jiangnan Shipyard (Group) Co., Ltd.

The Guarantors, including the Company, have guaranteed the obligations of each of the Borrowers under the Facility Agreement.

The Facility Agreement was entered into in order to refinance an existing facility agreement of up to $120,000,000, dated April 11, 2013, which financed four of the Vessels. Borrowings under the Facility Agreement shall be made to refinance or finance the purchase price of the Vessels and for the Borrowers’ general corporate and working capital purposes.

The description of the Facility Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Facility Agreement which is filed herewith as Exhibit 10.1, and incorporated herein by reference.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	$278,125,000 Secured Facility Agreement, dated January 27, 2015, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C., as borrowers, Navigator Holdings Ltd. and Navigator Gas L.L.C., as guarantors, and a group of lenders thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: February 4, 2015	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer